Exhibit 3.1.1

CERTIFICATE OF ELIMINATION

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under the Oklahoma General Corporation Act,

DOES HEREBY CERTIFY:

FIRST:  That the Corporation has acquired 3,033 shares of its 4.125% Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Acquired Shares”) through mandatory conversion, representing all of the outstanding shares of the 4.125% Cumulative Convertible Preferred Stock.

SECOND:  That the Board of Directors of the Corporation has adopted resolutions retiring the Acquired Shares.

THIRD:  That the Certificate of Designation for the 4.125% Cumulative Convertible Preferred Stock (the “Certificate of Designation”) prohibits the reissuance of shares when so retired and, pursuant to the provisions of Section 1078 of the Oklahoma General Corporation Act, upon the date of the filing of this Certificate of Elimination, the Certificate of Designation shall be amended so as to reduce the number of authorized shares of the 4.125% Cumulative Convertible Preferred Stock by 3,033, shares, being the total number of the Acquired Shares retired by the Board of Directors. Accordingly, the number of authorized but undesignated shares of preferred stock of the Company shall be increased by 3,033 shares. The retired Acquired Shares have a par value of $.01 per share and an aggregate par value of $30.33.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Senior Vice President, Treasurer and Corporate Secretary, and attested to by its Assistant Secretary, this 31st day of March, 2009.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Jennifer M. Grigsby
Jennifer M. Grigsby
Senior Vice President, Treasurer and
Corporate Secretary

ATTEST:

/s/ Amy M. Sanders
Amy M. Sanders
Assistant Secretary